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                              December 2, 2022

       Chong Kuang Lee
       Chief Executive Officer
       Greenpro Capital Corp.
       B-7-5, Northpoint Office
       Mid Valley City, No.1 Medan Syed Putra Utara
       59200 Kuala Lumpur, Malaysia

                                                        Re: Greenpro Capital
Corp.
                                                            Amendment No. 1 to
Form 10-K for Fiscal Year Ended December 31, 2021
                                                            Filed July 18, 2022
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 29,
2022
                                                            File No. 001-38308

       Dear Chong Kuang Lee :

             We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

       Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2021

       Item 9A. Controls and Procedures, page 59

   1. As previously noted, on the date of filing of the Form 10-K, March 29, 2022, you disclose management had
concluded that both your disclosure controls and procedures and internal control over financial
reporting were effective as of December 31, 2021. However, as disclosed in your Item
4.02 Form 8-K, management had determined that on March 25,
                                                        2022, the financial
statements for the periods ended March 31, 2021, June 30, 2021 and
                                                        September 30, 2021
included in your quarterly reports on Form 10-Q should no longer be relied upon because of
an error in the financial statements, requiring you to restate those financial statements.
In light of the accounting error and non-reliance on previously issued financial statements,
and as previously requested, please tell us what consideration your certifying officers
have given to the conclusions indicating that you had effective internal control over financial
reporting at December 31, 2021 and effective disclosure controls
 Chong Kuang Lee
Greenpro Capital Corp.
December 2, 2022
Page 2
         and procedures as of March 31, 2021, June 30, 2021, September 30, 2021 and December
         31, 2021. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods that were restated, you should amend and disclose this determination. Otherwise, please explain to us why the discovery of the error did not affect your conclusions regarding the effectiveness of internal control over financial reporting and disclosure controls and procedures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376
or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameChong Kuang Lee                              Sincerely,
Comapany NameGreenpro Capital Corp.
                                                               Division of
Corporation Finance
December 2, 2022 Page 2                                        Office of
Technology
FirstName LastName